Wachtell, Lipton, Rosen & Katz 51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 — 1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991 ) OF COUNSEL WILLIAM T. ALLEN LEONARD M. ROSEN THEODORE GEWERTZ MICHAEL W. SCHWARTZ THEODORE A. LEVINE ELLIOTT V. STEIN NORMAN REDLICH J. BRYAN WHITWORTH JOHN M. RICHMAN AMY R. WOLF COUNSEL ADRIENNE ATKINSON LAWRENCE A. PASINI ANDREW J.H. CHEUNG ADAM J. SHAPIRO PAMELA EHRENKRANZ MARTIN LIPTON HERBERT M. WACHTELL BERNARD W. NUSSBAUM RICHARD D. KATCHER PETER C. CANELLOS ALLAN A. MARTIN LAWRENCE B. PEDOWITZ ROBERT B. MAZUR PAUL VIZCARRONDO, JR. PETER C. HEIN HAROLD S. NOVIKOFF DAVID M. EINHORN KENNETH B. FORREST MEYER G. KOPLOW THEODORE N. MIRVIS EDWARD D. HERLIHY DANIEL A. NEFF ERIC M. ROTH WARREN R. STERN ANDREW R. BROWNSTEIN MICHAEL H. BYOWITZ PAUL K. ROWE MICHAEL B. BENNER MARC WOLINSKY DAVID GRUENSTEIN PATRICIA A. VLAHAKIS STEPHEN G. GELLMAN STEVEN A. ROSENBLUM PAMELA S. SEYMON STEPHANIE J. SELIGMAN ERIC S. ROBINSON JOHN F. SAVARESE SCOTT K. CHARLES ANDREW C. HOUSTON PHILIP MINDLIN DAVID S. NEILL JODI J. SCHWARTZ ADAM O. EMMERICH CRAIG M. WASSE RMAN ADAM D. CHINN GEORGE T. CONWAY III RALPH M. LEVENE RICHARD G. MASON KAREN G. KRUEGER DOUGLAS K. MAYER DAVID M. SILK ROBIN PANOVKA DAVID A. KATZ MITCHELL S. PRESSER ILENE KNABLE GOTTS JEFFREY R. BOFFA DAVID M. MURPHY JEFFREY M. WINTNER TREVOR S. NORWITZ BEN M. GERMANA ANDREW J. NUSSBAUM MICHAEL S. KATZKE RACHELLE SILVERBERG DAVID C. BRYAN STEVEN A. COHEN GAVIN D. SOLOTAR DEBORAH L. PAUL DAVID C. KARP RICHARD K. KIM JOSHUA R. CAMMAKER MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW JARED M. RUSMAN JEANNEMARIE O’BRIEN WAYNE M. CARLIN JAMES COLE, JR. STEPHEN R. DiPRIMA NICHOLAS G. DEMMO IGOR KIRMAN JONATHAN M. MOSES J. AUSTIN LYONS LORI S. SHERMAN PAULA N. GORDON T. EIKO STANGE DAVID A. SCHWARTZ JED I. BERGMAN MICHAEL A. CHARISH DAMIAN G. DIDDEN JOHN F. LYNCH ERIC M. ROSOF WILLIAM SAVITT MARTIN J.E. ARMS BENJAMIN D. FACKLER ISRAEL FRIEDMAN DIMITRY JOFFE ROY J. KATZOVICZ ROBERT J. LIUBICIC GREGORY E. OSTLING JONATHAN E. PICKHARDT GREGORY N. RACZ EDWARD J.W. BLATNIK BENJAMIN S. BURMAN NELSON O. FITTS JEFFREY C. FOURMAUX MICHAEL GAT JEREMY L. GOLDSTEIN MAURA R. GROSSMAN JOSHUA M. HOLMES JOSHUA A. MUNN DAVID E. SHAPIRO ANTE VUCIC IAN BOCZKO MATTHEW M. GUEST WILLIAM R. HARKER DAVID KAHAN MARK A. KOENIG DAVID K. LAM KENNETH K. LEE LAURA E. MUÑOZ MICHAEL S. WINOGRAD FORREST G. ALOGNA JAMES R. LEVINE GORDON M. MEAD SAMUEL J. RASCOFF DANIELLE L. ROSE BENJAMIN M. ROTH ROBIN M. WALL DAVID M. ADLERSTEIN SHIRI BEN — YISHAI ANATOLIY BIZHKO JOSHUA D. BLANK JOSHUA A. FELTMAN JONATHAN H. GORDON CHETAN GULATI ADAM HICKEY MARGARET ISA ANDREW S. JACOBS EMIL A. KLEINHAUS CHI T. STEVE KWOK JASON M. LYNCH HEATHER L. MAHAR DEBORAH MARTINEZ WILLIAM E. SCHEFFER DAVID B. SILVA KRISHNA VEERARAGHAVAN ADIR G. WALDMAN B. UMUT ERGUN KRISTELIA A. GARCIA ANNIE H. JEONG SARAH S. JOHNSON MICHAEL KRASNOVSKY SARAH A. LEWIS Y ELENA LUNGIN SARAH FERN MEIL GARRETT B. MORITZ ALISON L. PLESSMAN ADAM M. GOGOLAK DANIEL E. HEMLI SCOTT B. LUFTGLASS PAUL S. MISHKIN KEVIN OTERO

VIA EDGAR
Kathleen Krebs, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Nextel Partners, Inc. Preliminary Schedule 14A; File No. 0-29633 Filed June 23, 2005

Definitive additional soliciting materials Filed on June 23, July 5, and July 15, 2005
Dear Ms. Krebs:
     Set forth below are responses of Nextel Partners, Inc. (“Nextel Partners”) to the comments of the Staff of the Division of Corporation Finance which were set forth in your letter dated July 22, 2005 regarding Nextel Partners’ Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). In connection with this letter responding to the Staff’s comments, we are filing electronically Amendment No. 1 to the Proxy Statement, and we have enclosed a copy of such Amendment No. 1 marked to show changes from the Proxy Statement as filed on June 23, 2005. Nextel Partners has authorized us to make this filing and these statements on its behalf.

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August 1, 2005

          The Staff’s comments, indicated in bold, are followed by responses on behalf of Nextel Partners. The responses make reference to page numbers of the enclosed marked copy of Amendment No. 1, which shows changes from the Proxy Statement as filed on June 23, 2005. These page numbers may or may not correspond to the page numbers of Amendment No. 1 as filed electronically on EDGAR.
Schedule 14A
General

1.	COMMENT:	Please revise your preliminary merger proxy statement to include material additional information you have set forth in your subsequent proxy statement soliciting materials. For example, include in the appropriate risk factor and in your later fuller discussion of the appraisal process, the number of days that equals the maximum amount of time allotted by your certificate for the determination of fair market value by the three appraisers.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 3, 13, 21, 37, 40, 43, 44 and 46.

2.	COMMENT:	In your response letter, elaborate as to why you have filed your preliminary proxy statement at this time. We note that the Sprint-Nextel Communications merger has not occurred and that your certificate requires, for the put right to be exercisable, twenty percent of your Class A common stockholders first to call a special meeting at which the put right exercise would be considered, and then only after you have sent a notice to the Class A common stockholders of the closing of the merger. Describe to us the extent to which you have received indications from any Class A common stockholders that they will request such a special meeting.

	RESPONSE	Nextel Partners filed the preliminary Proxy Statement in anticipation of the upcoming closing of Nextel Communications’ merger with Sprint and the possible request by Nextel Partners’ shareholders thereafter to convene a special meeting in order to vote on whether to exercise the Put Right.

Although Nextel Partners’ Certificate of Incorporation does not permit holders of shares of Class A common stock to request the special meeting until after that merger is closed, Nextel Partners elected to file the proxy statement on June 23, 2005 in order to place the company in a position to organize a meeting in a timely fashion in the event it does receive requests for such a meeting from the holders of at least 20% of its Class A shares following the close of the Sprint-Nextel merger.

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August 1, 2005

In this regard, we note that Nextel Partners’ Certificate of Incorporation provides that the special meeting will be held within 20 days after the date Nextel Partners receives the requisite number of requests from its shareholders to convene the meeting (or such later date as required by applicable law). Nextel Partners desires to be in a position to convene the special meeting as close to the target date set forth in the Certificate as possible.

We note that in order to clarify the foregoing, the first page of each of the preliminary Proxy Statement filing and the revised preliminary Proxy Statement filing contain a legend regarding the conditions that must be met before the special meeting can be called. We have expanded that legend to specify that the request for the special meeting has not yet been made.

3.	COMMENT:	We note that there is a significant degree of uncertainty regarding when fair market value will be determinable, how the various factors that comprise that determination will be interpreted, and the delays that may be associated with the appraisal process, so that it will be difficult for Class A common stockholders to make a reasonably informed decision when voting to exercise of the put right. Please provide us in your response letter with your analysis as to whether you should undertake to recirculate and resolicit stockholder approval when the fair market value is determined or in the event the fair market value is determined to be outside of, for instance, the range of the floor and ceiling challenge prices you estimate on page 32.

	RESPONSE	The Certificate of Incorporation of Nextel Partners does not permit Nextel Partners to resolicit holders of Class A common stock after the fair market value is set regardless of the price set for the fair market value. Holders of shares are required to sell their shares at the price determined in the process without a further special meeting.

In response to the comments of the Staff, we have revised the disclosure throughout the Proxy Statement to highlight the uncertainty with respect to the determination of fair market value and to indicate that the appraisal process is irrevocable. Holders of shares of Class A common stock will thus be aware of these risks when deciding how to vote at the special meeting.

4.	COMMENT:	Tell us in your response letter why your solicitation of votes to exercise the put right or the closing of the Sprint-Nextel Communications merger are not early steps of a going-private

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transaction under Exchange Act Rule 13e-3 that require the filing of a Schedule 13e-3.

RESPONSE	We do not believe that Nextel Communications, Inc. should be treated as an “affiliate” of Nextel Partners for purposes of determining whether the Put Right is a Rule 13e-3 transaction. We are, of course, aware that Nextel Communications beneficially owns approximately 32% of Nextel Partners’ common equity and has the right to designate one member of the Board of Directors. However, we believe that in the context of the Put Right transaction, these factors are not relevant and Nextel Partners is manifestly not controlled by, controlling or under common control with Nextel Communications.

First, all decisions regarding the Put Transaction are made without any involvement of either Nextel Communications or its designee on the Nextel Partners’ Board of Directors. All of these decisions have been delegated to the Special Committee of Nextel Partners’ Board of Directors, which excludes not only the Nextel Communications’ representative on the Board but also one other member of the Board with business ties to Nextel Communications.

Second, Nextel Partners’ Certificate of Incorporation itself provides that the appraiser selected by Nextel Partners to participate in the determination of fair market value will be selected by the Board of Directors of Nextel Partners without the participation of the Nextel WIP designee.

Third, as the Staff is aware, Nextel Partners has commenced legal proceedings against Nextel Communications regarding various matters arising under the operating agreements between the parties related to the Nextel Communications–Sprint merger. We believe this further demonstrates that as it relates to the pending merger, Nextel Partners’ Special Committee is vigorously and independently seeking to protect the rights of the holders of shares of Class A common stock and is not acting under the influence of Nextel Communications.

We note that treating the Put Right transaction as a Rule 13e-3 transaction and requiring Nextel Communications and/or Sprint Corporation to file a Schedule 13E-3 will allow them the ability to delay the mailing of the Proxy Statement indefinitely – a result that would be adverse to the interests of Nextel Partners’ other shareholders and inconsistent with the intent of the Rule. In the context of the Put Right, Nextel Partners has not only an arm’s-length relationship with Nextel Communications and Sprint but, indeed, an adversarial relationship.

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In addition, we note that Rule 13e-3(g)(4) contains an exemption from Rule 13e-3 for redemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument creating or governing that class of equity security. In similar fashion, the Put Right transaction is being implemented pursuant to a pre-existing provision of the issuer’s Certificate of Incorporation and, in fact, may be implemented under the Certificate in the form of a redemption of the Class A shares. Even if the choice is made to implement the transaction as a purchase rather than a redemption, in substance it would still be the same as a redemption transaction that would fall within the exemption. In any event, the Put Right is not a newly negotiated transaction in which Nextel Communications has the ability to direct or influence the outcome by virtue of its equity ownership or board representation.

5.	COMMENT:	We note that the purchase price may be paid in cash or in stock at the option of Nextel WIP’s. We also note Nextel Communications’ statement in its Rule 425 filing filed on July 13, 2005 that, “In the event that Nextel Partners’ shareholders exercise the put right and Nextel’s subsidiary, Nextel WIP Corp., elects to pay the put price in shares of common stock, a registration statement will be filed with the SEC.” In your response letter, tell us whether you intend to solicit proxies for approval of the exercise of the put right prior to any filing of a registration statement and, if so, why you believe this is consistent with the federal securities laws.

	RESPONSE	We believe that Nextel WIP, under the current circumstances, will not be able to use shares to satisfy the Put Right. We also believe that Nextel Communications, Nextel WIP and Sprint have no intention, and have never had any intention, of settling the put with shares rather than cash. Instead, we believe they are purporting to reserve the right to use shares in an effort to interpose delay and roadblocks to the timely submission of the question of whether to exercise the Put Right to Nextel Partners’ shareholders.

The reasons for our belief that Nextel WIP will not have the ability to use shares to satisfy the Put Right, and for our views as to the intentions of Nextel Communications, Nextel WIP and Sprint, are as follows. Nextel Partners’ Certificate of Incorporation gives Nextel WIP, subject to meeting specified requirements, the right to satisfy the put “by delivery of listed Nextel common stock.” (Section 5.2.A(a)) Of course, in connection with the Sprint-Nextel Communications merger, Nextel Communications will become a wholly owned subsidiary of Sprint and will no longer be listed or publicly traded. While, in theory, Sprint might take Nextel

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Communications public again, list the shares of Nextel Communications, and try to use those listed shares to satisfy the Put Right, this scenario is not remotely credible.

Sprint and Nextel Communications have already made innumerable public statements about their plans to integrate the two companies. From the day the merger was announced, one of the selling points of the merger has been the synergies expected to result from “consolidating operations, infrastructure support costs and overhead.” (Sprint Press Release, “Merger Fact Sheet,” December 15, 2004) Sprint’s and Nextel Communications’ joint proxy statement similarly touts the two companies’ belief that “Sprint Nextel can be run more efficiently than either company could operate on its own” and provides an estimate of the net present value of the merger synergies “at approximately $12 billion.” (Sprint–Nextel Communications Joint Proxy Statement, p. 44) This massive synergies number is based on a full integration of the two companies, including networks, infrastructure and workforce. Thus, the entire predicate of the Sprint–Nextel Communications merger is fundamentally inconsistent with the notion that Sprint would turn its new subsidiary back into a separate publicly traded company, with minority shareholders and all the fiduciary duties and arm’s-length relationship requirements that would entail. For these reasons, the use by Nextel WIP of listed shares of Nextel Communications to satisfy the Put Right is a practical impossibility.

Sprint and Nextel Communications recognized this when they first filed their Form S-4 with respect to the merger. In their first Form S-4 filing on March 15, 2005, they stated, “If Sprint Nextel is required to purchase the Nextel Partners class A shares, Sprint and Nextel currently anticipate that Sprint Nextel would finance the purchase from the issuance of additional indebtedness.” There was no mention whatsoever of the use of shares to satisfy the Put Right. Sprint and Nextel Communications filed their first amendment to the Form S-4 on April 28, 2005. Again they stated, “If Sprint Nextel is required to purchase the Nextel Partners class A shares, Sprint and Nextel currently anticipate that Sprint Nextel would finance the purchase with proceeds from the issuance of additional indebtedness.” Again there was no mention whatsoever of the use of shares to satisfy the Put Right.
It was not until Sprint and Nextel Communications filed their second amendment to the Form S-4, on May 23, 2005, more than five months after announcing their merger (and only one month before Nextel Partners filed its preliminary proxy statement), that they first mentioned the possibility of using Sprint Nextel shares (but not Nextel Communications

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shares) to satisfy the Put Right. In this filing, for the first time, they stated, “If Sprint Nextel is required to purchase the Nextel Partners class A shares, Sprint Nextel may purchase Nextel Partners’ class A common stock with shares of Sprint Nextel common stock or finance the purchase with proceeds from the issuance of additional indebtedness.” We believe that, at this point, Sprint and Nextel Communications realized they could try to delay the put process by claiming that Nextel WIP could satisfy the Put Right using Sprint Nextel shares and then arguing that Nextel Partners could not mail proxy materials until a registration statement was filed – a registration statement that would be entirely outside Nextel Partners’ control.

Shortly after the May 23 Form S-4 filing, we called outside counsel for Nextel Communications to let them know that we did not believe that Nextel WIP had the right to offer Sprint Nextel shares to satisfy the Put Right. We noted that Sprint Nextel shares do not constitute “listed Nextel common stock,” which is the only currency that Nextel WIP may use in lieu of cash under Nextel Partners’ Certificate of Incorporation in connection with the Put Right.

While Sprint and Nextel Communications (and their counsel) never offered any explanation for their assertion in the May 23 Form S-4 filing that Nextel WIP could use Sprint Nextel shares to satisfy the Put Right, we note that Nextel Partners’ Certificate defines “Nextel” as “Nextel Communications, Inc. and its successors and assigns, including any surviving or transferee Person of a transaction described in clause (iii) of the definition of Nextel Sale.” Thus, to support their assertion, Sprint and Nextel Communications would have to argue that Sprint is the legal successor or assign of Nextel Communications. The structure of their merger, however, provides that Nextel Communications will merge with a subsidiary of Sprint, and will continue as a separate legal entity wholly owned by Sprint. Sprint will be the parent company of Nextel Communications , not the legal successor or assign.

Moreover, it is virtually inconceivable that Sprint or Nextel Communications would take the position that Sprint is the legal successor to Nextel Communications, as such a position would immediately subject Sprint to the exclusivity and other restrictions contained in Nextel Partners’ agreements with Nextel Communications, restrictions that Sprint, if it were the legal successor, would be in breach of as soon as they complete the merger. Indeed, Sprint and Nextel Communications expressly stated in their joint proxy statement that they believe that the merger itself will not breach those exclusivity provisions, an assertion which requires them to take the position that Sprint is not the legal

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successor to Nextel Communications. (As an aside, they also acknowledged in their joint proxy statement that these exclusivity and other restrictions “may limit Sprint Nextel’s ability to achieve synergies and fully integrate the operations of Sprint and Nextel.” This is because, among other things, actions taken by the combined sales force, which will be headed by Nextel Communications’ executives, or by other combined company personnel, may be attributable to Nextel Communications under the agreements with Nextel Partners. But this does not make Sprint the legal successor to Nextel Communications so long as they remain separate legal entities, and we do not believe that Sprint and Nextel Communications will ever take a position to the contrary.)

In any event, in the final Form S-4 amendment filed on June 10, Sprint and Nextel Communications removed the reference to the use of “Sprint Nextel” shares to satisfy the Put Right, substituting the following vague and ambiguous statement: “If Sprint Nextel is required to purchase the Nextel Partners class A shares as contemplated by the relevant documents, Sprint Nextel may purchase Nextel Partners’ class A common stock with shares of common stock or finance the purchase with proceeds from the issuance of additional indebtedness or other securities.” On the same day, we received an email from internal counsel for Nextel Communications referring to our prior call to outside counsel. Internal counsel referred to our view that “Sprint/Nextel may not utilize shares of stock as the consideration to be paid in connection with the exercise of the put” and responded with the conclusory statement that “We respectfully disagree with your point of view.” The email did not, however, expressly claim the right to use Sprint Nextel shares to satisfy the put. Nor did it otherwise express a view as to whose “shares of stock” Sprint/Nextel could utilize to satisfy the put, or provide any reasons for counsel’s purported disagreement with our view.

Since that time, to our knowledge, neither Sprint nor Nextel Communications has expressly claimed that it has the right to use Sprint Nextel common stock to satisfy the Put Right. Indeed, even in Nextel Communications’ second quarter Form 10-Q, filed just last Friday, it does not claim the right to use Sprint Nextel shares to satisfy the Put Right. Instead, in describing the put and call right provisions of Nextel Partners’ Certificate generally, it makes the claim that “In general, we may pay the consideration for the purchase of the Nextel Partners class A common stock in the circumstances described above in cash, shares of our stock, or a combination of both.” (p. 39, emphasis added) The use of the qualifier “in general,” of course, allows Nextel Communications to avoid addressing the fact that, in the specific circumstances currently at hand, it

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will not have shares of “listed Nextel common stock” to offer because it will be delisting those shares as part of the merger.

In other disclosures, Sprint and Nextel Communications have continued with the even more vague reference to the use of “shares of common stock,” without specifying whose shares of common stock. In fact, they cannot use shares of Sprint Nextel common stock under Nextel Partners’ Certificate of Incorporation, as they implicitly acknowledged when they removed the reference to the use of shares of “Sprint Nextel” common stock in the final Form S-4. And, for the reasons set forth above, there is no real-world possibility that they would seek to take Nextel Communications public again, list the shares of Nextel Communications common stock again, and use those shares to satisfy the put. In our view, their claim to be able to use “shares of common stock” to satisfy the Put Right is no more than a ruse to try to give themselves a weapon with which to delay the put process and to continue to try to lower the price they will have to pay to purchase Nextel Partners’ Class A shares from the public shareholders.

This view is further substantiated by the July 25 letter from Nextel Communications’ outside counsel, responding to an effort by Nextel Partners to accommodate the ability of Nextel Communications and Sprint to register shares in connection with the Put Right notwithstanding our belief that Nextel WIP does not have the ability to use shares to satisfy the Put Right. Nextel Partners offered to cooperate with Nextel Communications and/or Sprint if they wished to register shares, as a means of preserving their purported position on this issue, but only if they would do so on a timely basis. Nextel Communications responded that it was “premature” to discuss such registration. This response is also consistent with Nextel Communications’ Rule 425 filing cited above (and a subsequent Rule 425 filing on July 26, 2005), in which Nextel Communications indicates that “a registration statement will be filed” only “in the event that Nextel Partners’ shareholders exercise the Put Right and Nextel’s subsidiary, Nextel WIP Corp., elects to pay the put price in shares of common stock.”

Nextel Partners, of course, has no control over the decisions that Nextel Communications or Sprint choose to make. Nextel Partners offered to cooperate with Nextel Communications and Sprint with respect to registering shares on a timely basis now, but also made clear to Nextel Communications and Sprint that if they decide not to register shares on a timely basis, they will be solely responsible for the consequences of that decision. Under Nextel Partners’ Certificate of Incorporation, Nextel WIP’s right to deliver shares in satisfaction of the put, even if that right

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applied in the current situation, is expressly conditioned on Nextel WIP’s ability to deliver freely tradable shares. (Section 5.2.A(b)) In addition, we do not believe that Nextel WIP would legally be permitted to issue or deliver unregistered shares.

Thus, even if Nextel WIP would otherwise have had the right to use shares to satisfy the Put Right, Nextel WIP will forfeit that right if Nextel Communications and Sprint choose not to register shares now (which appears to be their choice based on the letter and Rule 425 filings referenced above), unless they are able to validly register shares after the Put Right is exercised. Under the Certificate of Incorporation, Nextel WIP will have up to 180 days after the closing date, if it so chooses, to try to prevail in the position that it has the right to use shares to satisfy the Put Right and, if it prevails, to try to satisfy the requirements set forth in the Certificate of Incorporation and any other legal requirements for the use of shares instead of cash. If it is unable to do so, the Certificate of Incorporation requires Nextel WIP to deliver cash no later than the 180th day after the closing date (with interest from the closing date if the payment is delivered more than 60 days after the closing date).

For these reasons, even if Sprint and Nextel Communications decide not to register shares on a timely basis – i.e., on a basis that does not delay the mailing of Nextel Partners’ proxy statement – Nextel Partners believes it may proceed with the solicitation of proxies for approval of the exercise of the Put Right, and believes it may do so consistent with the federal securities laws. It will then be Sprint’s and/or Nextel Communications’ responsibility, assuming they so choose and can prevail in their purported position as to Nextel WIP’s right to use shares, to find a way to register shares at a later date or, if they are unable to do so, to cause Nextel WIP to deliver cash in satisfaction of the Put Right.
6.	COMMENT:	Please present in one place, either in the summary or under the extended discussion of proposal one, a timeline or similar presentation that shows the relationship in time to each other of the events that follow the put right exercise and the maximum amount of time the certificate provides for each event to be completed. Also include in the timeline the delay that would result from approving the adjournment of the meeting to solicit votes for the exercise of the put right at a later date.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 13.

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7.	COMMENT:	We note your July 5, 2005 soliciting materials that describe your lawsuit seeking injunctive relief against Nextel Communications and Nextel WIP, pending the outcome of the dispute resolution process under your joint venture agreement over branding and marketing issues. Please continue to update your disclosure to address the impact of the Sprint-Nextel Communications merger, the litigation and dispute resolution process on your operations and the special committee’s recommendation that stockholders approve the exercise of the put right.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 23-24, 27, 37 and 47-48.

Letter to Class A Common Stockholders

8.	COMMENT:	Please prominently disclose that stockholders will not know at the time they vote on exercising the put right the following:

· the price Nextel WIP will pay for the Class A common stock;
· how long after the vote it will take to determine the fair market value price that Nextel WIP will pay for the Class A common stock;
· whether Nextel WIP will pay in cash or in shares; and,

with respect to the second bullet point, above, please give an indication of how long it may take before the fair market value price is determined and how long it may take before Class A common stockholders receive their payments. In addition, disclose that the procedures for determining the fair market value price are complicated and subject to various interpretations, which may result in widely differing appraisal values. Provide prominent disclosure of these uncertainties throughout the proxy statement, including the questions and answers section and the summary.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 2-4, 14, 21, 23, 46 and 48, as well as both pages of the Letter to Class A Common Stockholders.

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9.	COMMENT:	Please prominently disclose that, once Class A common stockholders approve the exercise of the put right, the appraisal process and purchase of the Class A common stock cannot be reversed or stopped. Provide prominent disclosure of this fact throughout the proxy statement, including the questions and answers section and the summary.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 3 and 22, as well as both pages of the Letter to Class A Common Stockholders.

10.	COMMENT:	Please delete your statement that the fair market value price includes a control premium, or tell us in your response letter why you have highlighted throughout the proxy statement just one of the many factors that must be taken into consideration in determining the fair market value price.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 9 and 21, as well as the first page of the Letter to Class A Common Stockholders.

Questions and Answers About the Meeting and the Proposals, page 1

What matters will I be voting on at the special meeting?, page 1

11.	COMMENT:	We note your statement that, “If you vote in favor of both Proposal One and Proposal Two, you will be voting to exercise the Put Right.” Yet it appears from the remainder of your disclosure that, even if a holder voted in favor of proposal one and proposal two now, there still would be a need for the second shareholders’ meeting to consider approval of the exercise of the put right. Please revise or advise.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 1.
If the Put Right is exercised, what will I receive for my Class A common stock?, page 2

12.	COMMENT:	Please remove the third paragraph of the answer. Limit the answer about Nextel’s option to pay in stock to an explanation of what stock Class A common stockholders could receive.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 2.

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If the Put Right is exercised, when would the purchase...be completed?, page 3

13.	COMMENT:	Please revise the answer to this question to give an indication of how long it would be before a Class A common stockholder would receive payment for Class A shares.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 4.

Will I have appraisal rights if I dissent from the exercise of the Put Right?, page 3

14.	COMMENT:	Please clarify here and in the body of the proxy statement that, while stockholders do not have appraisal rights under Delaware law, they do have the right to challenge the fair market value price that results from the appraisal process under the company’s certificate. In addition, please include a question and answer about whether Class A common stockholders or Nextel WIP can challenge the results of the appraisal process.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 4-5 and 57.

Summary, page 6

Proposal One: Exercise of the Put Right, page 7

General

15.	COMMENT:	Please note here any currently known, significant post-merger relationship issues. We note your disclosure on pages 27 and 28.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 8, 23-24, 27, 37 and 47-48.
Analysis of Nextel Partners’ Financial Advisor, page 8

16.	COMMENT:	Briefly describe the factors and analyses that Morgan Stanley presented to the special committee and what consideration the special committee gave to Morgan Stanley’s reports.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 10.

17.	COMMENT:	Disclose the total fee that Morgan Stanley will receive, and specifically note the amount and percentage of the fee that will be paid only if sale of the Class A common stock through exercise of the put right is

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consummated. Please consider adding a risk factor to address the contingent nature of the fee structure.

	RESPONSE	Pursuant to comment 47 we have provided the Staff with a copy of the Morgan Stanley engagement letter. The determination of the fee that Morgan Stanley will receive in connection with the Transaction, as defined in the engagement letter, is dependent upon the price per share that is received in a Transaction. Accordingly, it is not possible to determine at this time what the total fee is that Morgan Stanley will receive. We believe that rather than disclose a range of possible fees that could be paid to Morgan Stanley in the event that the Put Right is exercised, it is more relevant for the holders of Class A common stock to understand the manner in which fair market value will be determined pursuant to the terms of Nextel Partners’ Certificate. Accordingly, we do not think that it is necessary to disclose the amount and percentage of the fee that will be paid if the Put Right is consummated, or to include a risk factor addressing the contingent nature of the fee structure.

18.	COMMENT:	Disclose that you have retained Morgan Stanley to provide an appraisal of the fair market value price if the put right is exercised.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 10.
Interests of Nextel Partners’ Executive Officers and Directors, page 8

19.	COMMENT:	Please provide an aggregate dollar amount of the benefits Nextel Partners executive officers and directors are expected to receive as a result of their interests in the sale of the Class A common stock pursuant to exercise of the put right. Include the values of equity-based awards that will be accelerated and the benefits under the retention and severance program, as well as any other material interests.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 10-11.

Material United States Federal Income Tax Consequences, page 8

20.	COMMENT:	We note your statement that “[t]he sale of Class A common stock to Sprint or Nextel Communications for shares may be taxable or may, in the case of the use of shares of Nextel Communications stock, be tax free depending upon the structure.” Briefly note the variations in structure that would lead to the sale’s being tax free to Nextel

Securities and Exchange Commission
August 1, 2005

Partners’ holders, and provide a more extended discussion of the same in the section beginning on page 43.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 11 and 56.

Risk Factors, page 15

General

21.	COMMENT:	We note your reference in the introductory paragraph and on page 18 to risks described in documents that each of Sprint, Nextel Communications, and you file with the SEC. If you intend to incorporate risk factors by reference, then please follow these guidelines:

• You must identify the particular document and section of the document that contains the risk factor disclosure that you are incorporating by reference; and

• Your risk factor disclosure must be current.

In the alternative, you may physically include the risk factor disclosure in your document.
	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 20.

22.	COMMENT:	Please include a risk factor that addresses any significant uncertainty related to the form in which payment of the purchase price will be made, including when the decision as to the form of payment will be made, how often the decision can be changed, and by whom. Also indicate how much time your certificate affords Nextel WIP to pay in the form of listed shares and how this could factor in the amount of shares that would be paid.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 23.

We do not know the price per share you will receive..., page 15

23.	COMMENT:	Please revise the caption to be from the point of view of a Class A common stockholder. For example, state that stockholders will not know at the time they vote the price per share they will receive if they approve the exercise of the put right. Also disclose that there may be substantial time that passes after the vote before the price is

Securities and Exchange Commission
August 1, 2005

determined in the appraisal process. Indicate in the body of the risk factor the maximum amount of time the certificate allows the appraisal process.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 21.

24.	COMMENT:	We note your statement that “the [fair market value] definition sets forth various other factors for the appraisers to consider, and it is not possible to predict how the appraisers will interpret these provisions, what their positive or negative impact on valuation will be or what weight the appraisers will give to various factors” and your second paragraph under the risk factor caption. Please include a separate risk factor that discusses any significant risk associated with the degree to which the interpretations could vary significantly. For example, it appears that the degree of discretion in interpreting the factors, including the control premium factor, could lead to a wider range between the initial two appraisers’ determinations.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 21.
The date as of which the fair market value will be determined..., page 16

25.	COMMENT:	We note your statement that you “cannot provide assurance that the appraisers will not pick a date for this determination that would result in a less favorable determination of fair market value than another potential date.” Describe any limits on the appraisers’ discretion in picking a date.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 22.

The timing of the closing for the sale of Class A common stock...is uncertain, page 16

26.	COMMENT:	In addition to stating in the caption that the timing is uncertain, disclose that the closing could occur a substantial time after the exercise of the put right.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 22.

Securities and Exchange Commission
August 1, 2005

If the stockholders do not exercise the Put Right, it may be difficult..., page 18

27.	COMMENT:	Indicate the extent to which you are able to consider alternative transactions, and whether you presently are doing so.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 26.

If the holders of Class A common stock do not exercise the Put Right...merger, page 18

28.	COMMENT:	We note your statements that, “With the closing of the Sprint–Nextel Communications merger, Nextel Communications may alter materially its own strategic business focus” and that, “Except to the extent our operating agreements with Nextel Communications include rights and obligations, any actions that Nextel Communications may take after that merger are not within our control.” Please indicate when your operating agreements with Nextel Communications / Nextel WIP expire.

	RESPONSE	For the Staff’s information, most of the relevant operating agreements have a 10-year term, renewable at Nextel Partners’ option for an additional four 10-year terms. As a result of the long term of these agreements, we did not include the period in the proxy statement.
29.	COMMENT:	To further assist investors in considering the aspects of your post-merger relationship with Nextel Communications that would be relevant to their exercise decision, please note here the $200 million cap under the operating agreements you mention on page 47 for “the maximum, cumulative, aggregate cash liability of Nextel Communications and controlled affiliates, other than Nextel WIP, for any and all actual or alleged claims or causes of action arising in connection with any aspect of the agreements governing or otherwise relating to the operating agreements ... subject to adjustments for amounts previously advanced.” Also indicate the amounts previously advanced that would constitute the adjustments.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 24.

30.	COMMENT:	Consider discussing in discrete risk factors the material risks that stem from holders’ not exercising the put right.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 26-27.

Securities and Exchange Commission
August 1, 2005

Some of our directors and executive officers have interests...page 18

31.	COMMENT:	So that investors might realize in general terms what the interests are, note them here, rather than rely solely on the cross-reference.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 26.

The Special Meeting, page 19

Voting and Solicitation, page 19

32.	COMMENT:	We note that you may solicit proxies by telephone and personal interviews. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

	RESPONSE	Nextel Partners has authorized us to confirm their understanding of this requirement of Rule 14a-6(b) and (c).
Proposal One—Exercise of the Put Right, page 26

Background, page 26

33.	COMMENT:	Please disclose any material discussions you have had with Nextel WIP or its affiliates regarding the put right prior to and after the announcement of the Sprint and Nextel Communications merger. Also disclose material statements that Nextel WIP or its affiliates have made with regard to the put right, including interpretations of the appraisal process and valuation.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 37.
34.	COMMENT:	Please discuss in more detail your post-merger relationship with Nextel Communications. For example, discuss the lawsuit you have filed against Nextel Communications.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 37.

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August 1, 2005

Put Right, page 28

Definition of Nextel Sale, page 28

35.	COMMENT:	Please include disclosure where you indicate whether you have received the required 20% notice.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 38-39. Shareholders cannot give this notice until the Sprint-Nextel Communications merger closes. Nextel Partners will not mail the Proxy Statement prior to receipt of the 20% notice. We will update the disclosure in subsequent filings to indicate the status of this notice.

Appraisal Process, page 30

36.	COMMENT:	Please indicate the minimum and maximum cumulative time period that the appraisal process could take from the time the holders vote to exercise the put right. Please similarly do so for the challenge process subsection.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 40.
37.	COMMENT:	Consider providing an example of how the third value would be used in determining the fair market value.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 41.

Challenge Process, page 31

38.	COMMENT:	Describe generally the “estimates and judgments” that were made in developing the estimates of equity call option value.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 43.

Closing of the Sale, page 33

39.	COMMENT:	Please indicate when the parties are obligated to file the materials that lead to the regulators’ consideration.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 44.

Securities and Exchange Commission
August 1, 2005

Payment of the Put Price, page 33

40.	COMMENT:	Clarify the latest date, in relation to the fair market value determination, by which Nextel Communications / Nextel WIP has to pay for the Class A common stock if it elects to pay in cash and considering it may elect to pay in cash even after it had previously elected to pay in shares.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 45.

Recommendation of the Special Committee, page 34

41.	COMMENT:	Considering the extent of the uncertainty at this point in determining the fair market value, please indicate the basis for the special committee’s belief “that the appraisal process, and the definition of fair market value, in each case pursuant to our Certificate, is likely to yield a purchase price that would represent an attractive value for holders of Class A common stock....” In this regard, disclose how the special committee believed the following factors would lead to “an attractive value”:

• The parameters of the concept of a price paid by a willing buyer to a willing seller in an arm’s-length transaction;
• Unaffected public market stock price;
• The inclusion of a control premium and the exclusion of any minority or illiquidity discount; and
• Any other significant factors that must be considered by the appraisers in determining fair market value.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 46-48. The revised description of the Special Committee’s determination supersedes the text cited by the Staff.

42.	COMMENT:	In the third bullet point, disclose what consideration the special committee gave to the report of Morgan Stanley.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 46-47.

Securities and Exchange Commission
August 1, 2005

43.	COMMENT:	In the fifth bullet point, describe in more detail the impact that the Sprint-Nextel Communications merger could have on you and how the uncertainty favors recommending a vote to approve the exercise of the put right.

For example, discuss how the material benefits you receive, and the material obligations you have, under the operating agreements would be affected by the Sprint-Nextel Communications merger. We note your disclosure under the risk factor beginning “Any failure to effectively integrate our portion of the Nextel Digital Wireless Network...” on page 31 of your 2004 Form 10-K. For example, you describe that Nextel Communications’ network uses iDEN transmission technology, and you do, while Sprint’s network does not. Discuss to what extent the operating agreements currently permit (including by not expressly prohibiting) Sprint-Nextel Communications’ integration efforts to create material disadvantages for you, such as impairing your ability to integrate with the Nextel Digital Wireless Network or to continue relying on it, during the remainder of the initial terms of the operating agreements. Are there material changes Nextel Communications plans to make to its operations that, under the terms of the operating agreements you would be required to make, which changes would have a material adverse effect on you?

As another example, we note that, according to disclosure in your 2004 Form 10-K, “Nextel WIP also provides [you] access to certain back office and information systems platforms on an ongoing basis.” To what extent could they be affected by integration following the merger?

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 47-48.

44.	COMMENT:	Please revise the seventh bullet point on page 35 to indicate the time deadline by which the special meeting would have to be held according to the terms of your certificate.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 47.

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August 1, 2005

45.	COMMENT:	Please describe in more detail the risks that the special committee considered rather than relying on a cross-reference to the risk factors section.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 48.

46.	COMMENT:	Disclose whether you have any agreements with members of the special committee or executive officers as to whether they will vote in favor of the proposals. Disclose the total percentage of shares held by these individuals.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 48.

Analysis of Financial Advisor, page 36

47.	COMMENT:	Provide us with a copy of the Morgan Stanley engagement letter and its report to the special committee. In addition, provide us with any materials used to present information to the special committee, such as board books, slides, etc.

	RESPONSE	We have enclosed a copy of the Morgan Stanley engagement letter and copies of the board books presented to the Special Committee at its meetings of January 27, 2005, April 20, 2005 and June 22, 2005.

48.	COMMENT:	Describe the review results Morgan Stanley presented to the special committee on April 20, 2005 and the two illustrative transactions Morgan Stanley summarized at the June 22, 2005 meeting.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see pages 49 and 51.

49.	COMMENT:	State what the precedent transactions involved, including when they occurred, and why Morgan Stanley chose them. Also indicate why Morgan Stanley emphasized a control premiums analysis as opposed to other kinds of analyses in advising the special committee.

	RESPONSE	We have revised the disclosure to specify which precedent transactions were considered, including when they occurred, and why Morgan Stanley chose them. See pages 49-52. Morgan Stanley considered the control premiums analysis to be one of several factors to be considered by the Special Committee in connection with its consideration of whether to recommend that the holders of the Class A common stock exercise the Put Right; however, Morgan Stanley felt that the control premiums analysis

Securities and Exchange Commission
August 1, 2005

was particularly relevant to the Special Committee because the definition of Fair Market Value in Nextel Partners’ Certificate and its Amended and Restated Shareholders’ Agreement specifically contemplates that the sale of Nextel Partners will include a control premium.

Effects on Awards Outstanding under Employee Stock Plans, page 43

50.	COMMENT:	Please expand your discussion on page 44 of how options and restricted stock would be converted; if there is a formula, describe it. Describe how, before determining their votes at the special meeting, stockholders should consider the roles the terms “substantially identical” and “on the same substantive economic terms” in section
5.l(b)(iv) of your certificate play in the determination of the number of shares of common stock into which out-of-the-money and unvested options and restricted stock would be converted.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 54.

Where You Can Find More Information, page 52

51.	COMMENT:	Please revise to include the current address of our public reference room in at 100 F Street, N.E., Washington, DC 20549.

	RESPONSE	We have revised the Proxy Statement in response to the Comment. Please see page 66.

Definitive Additional Soliciting Materials

52.	COMMENT:	You must characterize each statement or assertion of opinion or belief as such, and you must have a reasonable basis for each such opinion or belief. You should not issue any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff with a view toward disclosure. We cite the following examples of statements or assertions in your July 15, 2005 filing that, at a minimum, must be supported in correspondence to us or, at a maximum, require both support sent to us and recharacterization as statements of belief or opinion:

· “We believe our share price performance noted by Nextel takes into account the strong operating performance of our business over time.”
· “Since the announcement of the Sprint-Nextel merger, Nextel Partners has delivered record financial and operating

Securities and Exchange Commission
August 1, 2005

	·	performance in both the 4th quarter of 2004 and the 1st quarter of 2005.”
	·	“We believe that the fact that certain of our trading multiples are higher than those of Nextel as well as many of our competitors takes into account our financial performance, our subscriber metrics, and the fact that our business has been growing faster than most of the other national and rural wireless carriers.”

RESPONSE	Please see Annex 1 to this Letter.
*     *     *
          We enclose with this response a letter from Nextel Partners confirming the matters specifically requested by the Staff on page 11 of the comment letter.
          Please do not hesitate to contact the undersigned at (212) 403-1221 or Stephanie Seligman at (212) 403-1225 with any questions regarding the foregoing.

Very truly yours,

Steven A. Rosenblum

Securities and Exchange Commission
August 1, 2005

ANNEX 1
SEC Comments
52.
     “We believe our share price performance as noted by Nextel takes into account the strong operating performance of our business over time.”
     Nextel Partners believes the increase in its share price since the announcement of the Nextel Communications — Sprint merger is in large part a result of the strong operating results it has delivered since that date. During that time, Nextel Partners has announced two consecutive quarters of strong business results that have exceeded street expectations. Nextel Partners’ quarterly service revenues increased from $354.7 million in the 4th quarter of 2004 to $378.9 million in the 1st quarter of 2005, an increase of 7%. Quarterly Adjusted EBITDA increased from $107.6 million to $122.5 million during that same period, a 14% increase.
     Additionally, Nextel Partners reported the highest number of net subscriber additions, 99,400, in the history of its business in the 1st quarter of 2005. Adjusted EBITDA margin on service revenue has continued to improve significantly, from 12% in the 1st quarter of 2003, to 30% in the 4th quarter of 2004, reaching a new high of 32% in the 1st quarter of 2005.
     We also draw your attention to the fact that the referenced remark is phrased as the company’s belief. Further, we note that the referenced statement was limited to a statement that the stock price “takes into account” the company’s performance.
     “Since the announcement of the Sprint-Nextel merger, Nextel Partners has delivered record financial and operating performance in both the 4th quarter of 2004 and the 1st quarter of 2005.”
     For the 4th quarter of 2004, Nextel Partners reported year-over-year increase in quarterly service revenues of 28% and a 61% increase in Adjusted EBITDA, to $354.7 million and $108.6 million, respectively, both company quarterly highs. Net subscriber additions of 94,900 for the quarter were at the time a new company best and resulted in a 30% increase in subscribers for the year. Average Revenue per User (ARPU) of $67 and churn of 1.3% resulted in lifetime revenue per subscriber of $5,154, among the highest in the industry, and an increase of 4.5% from the 4th quarter of 2003.
     For the 1st quarter of 2005, Nextel Partners reported year-over-year increase in quarterly service revenues of 32% and a 68% increase in Adjusted EBITDA, to $378.9 million and $122.5 million, respectively, both company quarterly highs. Net subscriber additions of 99,400 resulted in a 29% increase in subscribers for the past twelve months. ARPU of $67 and churn of 1.4%

Securities and Exchange Commission
August 1, 2005

resulted in lifetime revenue per subscriber of $4,786, representing a 7% increase in this metric from the 1st quarter in 2004.
     “We believe the fact that certain of our trading multiples are higher than those of Nextel as well as many of our competitors takes into account our financial performance, our subscriber metrics and the fact that our business has been growing faster than most of the national and rural wireless carriers.”
     Please note above responses with respect to Nextel Partners’ recent quarterly financial and operating performance.
     The combination of Nextel Partner’s high ARPU and record-low churn in the 1st quarter resulted in a lifetime revenue per customer of $4,786, a 7% improvement over $4,467 in the same period last year. Nextel Partners leads the industry in this statistic with Lifetime Revenue per Subscriber (LRS) approximately 30% higher than the nearest non-Nextel competitor in the 1st quarter of 2005.
     In addition, Nextel Partner’s annual Adjusted EBITDA growth of 107% in 2004 exceeded the wireless industry average of 17%, based on the results of Verizon Wireless, Sprint PCS, Cingular Wireless, Nextel Communications, US Cellular and Western Wireless.